UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14N
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

CYNERGISTEK, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)
23258P105
(CUSIP Number)

[  ] Solicitation Pursuant to Section 240.14a-2(b)(7)

[  ] Solicitation Pursuant to Section 240.14a-2(b)(8)

[  ] Notice of Submission of a Nominee or Nominees in Accordance with Section 240.14a-11

[x] Notice of Submission of a Nominee or Nominees in Accordance with Procedures Set Forth Under Applicable State or Foreign Law, or the Registrants Governing Documents

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

   1     NAME OF REPORTING PERSONS

Daniel Berger
   2    MAILING ADDRESS AND PHONE NUMBER OF EACH REPORTING PERSON (OR, WHERE APPLICABLE, THE AUTHORIZED REPRESENTATIVE)

c/o Thomas Armstrong
White Summers Caffee & James, LLP, 541 Jefferson Ave., Ste. 100, Redwood City, CA 94063
   3    AMOUNT OF SECURITIES HELD THAT ARE ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS HELD BY EACH REPORTING PERSON (AND, WHERE APPLICABLE, AMOUNT OF SECURITIES HELD IN THE AGGREGATE BY THE NOMINATING SHAREHOLDER GROUP), BUT INCLUDING LOANED SECURITIES AND NET OF SECURITIES SOLD SHORT OR BORROWED FOR PURPOSES OTHER THAN A SHORT SALE:

100,000
   4    NUMBER OF VOTES ATTRIBUTABLE TO THE SECURITIES ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS REPRESENTED BY AMOUNT IN ROW (3) (AND, WHERE APPLICABLE, AGGREGATE NUMBER OF VOTES ATTRIBUTABLE TO THE SECURITIES ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS HELD BY GROUP):

100,000

Item 1(a). Name of Registrant
Cynergistek, Inc., a Delaware corporation (the Issuer).
Item 1(b). Address of Registrants Principal Executive Officers
The address of the principal executive offices of the Issuer is:
11940 Jollyville Road, Suite 300N
Austin, TX  78759
Item 2(a). Name of Person Filing
Daniel Berger (the Reporting Person).
Item 2(b). Address or Principal Business Office or, If None, Residence
For the Reporting Person, the business address is:

c/o Thomas Armstrong
White Summers Caffee & James, LLP
541 Jefferson Ave., Ste. 100
Redwood City, CA 94063

Item 2(c). Title of Class of Securities
Common Stock, $0.001 par value per share
Item 2(d). CUSIP No.  23258P105
Item 3. Ownership

  (a) The amount of securities held by the Reporting Person and entitled to be voted on the election of directors is as follows:   100,000

  (b) All of the foregoing securities disclosed by the Reporting Person in (a) of this Item 3 are voting securities entitled to one vote per share pursuant to the Issuers governing documents and accordingly, the number of shares of Common Stock disclosed in (a) of this Item 3 represents the number of votes attributable to such securities.

 (c)-(d) None of the securities disclosed in this Schedule 14N have been loaned or sold in a short sale that is not closed out, or that have been borrowed for purposes other than a short sale.

  (e) The aggregate voting stock owned by the Reporting Person as set forth in this Item 3 is 100,000  shares of Common Stock, which constitutes approximately 1% of the outstanding Common Stock of the issuer, based on 12,024,967 shares of Common Stock outstanding as of December 31, 2020, as reported in the Companys Annual Report on Form 10-K for the fiscal quarter ended December 31, 2021, filed with the SEC on March 25, 2021.
Item 4. Statement of Ownership from a Nominating Shareholder or Each Member of a Nominating Shareholder Group Submitting this Notice Pursuant to Section 240.14a-11
Not Applicable
Item 5. Disclosure Required for Shareholder Nominations Submitted Pursuant to Section 240.14a-11
Not applicable.
Item 6. Disclosure Required by Section 240.14a-18

  (a) The Reporting Person has nominated Daniel Berger (the Nominee) for election to the Board of Directors (the Board) of the Issuer at its forthcoming 2021 annual meeting of shareholders (the Annual Meeting). The Nominee has consented to be named in the Issuers proxy statement and form of proxy and, if elected, to serve on the Issuers board of directors.

 (b)-(d) The participant in the solicitation is expected to be the Reporting Person (the Participant). The nomination of the Nominee is to be made in the Issuers proxy materials pursuant to the proxy access procedures set forth in the Issuers Bylaws as amended through July 26, 2017 and the Securities Exchange Act of 1934, as amended, and related Securities and Exchange Commission rules and regulations. The cost of distribution thereof shall be borne by the Issuer.
The Reporting Person believes that if the Nominee is elected as a director of the Issuer, the Nominee would be considered an independent director of the Company under (i) the Companys independence requirements ii) NYSE American listing rules and (iii) paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Act of 1933, as amended (Regulation S-K).

The business address of the Nominee and Reporting Person is c/o Thomas Armstrong, White Summers Caffee & James, LLP, 541 Jefferson Ave., Suite 100, Redwood City, CA  94063
Information relating to the Nominee is set forth below.
Daniel Berger is a private investor who has focused on emerging growth businesses since 1990. Mr. Berger served as a President, CEO, and Board Member at Redspin, Inc. from 2011-2015 where he was responsible for the general management of the company including sales, marketing, service delivery, finance, HR, G&A. Since 2017, Mr. Berger was also employed in similar capacities at Defenseforce, Inc. and other companies. Mr. Berger has a BA degree from Colby College. Mr. Berger brings to the board valuable experience in cybersecurity services in the healthcare and defense industries, raising investment capital, building profitable companies, and facilitating mergers/acquisitions.
Except as otherwise set forth in this Schedule 14N, (i) during the past 10 years, Participant has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) Participant does not directly or indirectly beneficially own any securities of the Issuer except as set forth herein; (iii)  Participant owns no securities of the Issuer which are owned of record but not beneficially; (iv)  Participant has not exchanged any securities of the Issuer during the past two years except any purchase of the Issuer as summarized in Schedule B; (v) no part of the purchase price or market value of the securities of the Issuer owned by the Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi)  o Participant is not, and within the past year was not a party to any contract, arrangement or understanding with any person other than the Issuer with respect to any securities of the Issuer, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of the Participant owns beneficially, directly or indirectly, any securities of the Issuer; (viii)  Participant does not own beneficially, directly or indirectly, any securities of any parent or subsidiary of the Issuer; (ix) Participant or any of his or its associates were a party to any transaction, or series of similar transactions, since the beginning of the Issuers last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Issuer or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) Participant or any of his or its associates does not have any arrangement or understanding with any person with respect to any future employment by the Issuer or its affiliates, or with respect to any future transactions to which the Issuer or any of its affiliates will or may be a party; (xi)  Participant does not have a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting other than the election of directors; (xii)  Participant does not hold any positions or offices with the Issuer; (xiii)  Participant does not have a family relationship with any director, executive officer, or person nominated or chosen by the Issuer to become a director or executive officer and (xiv) no companies or organizations, with which the Participant has been employed in the past five years, is a parent, subsidiary or other affiliate of the Issuer. There are no material proceedings to which any Participant or any of his or its associates is a party adverse to the Issuer or any of its subsidiaries or has a material interest adverse to the Issuer or any of its subsidiaries.
With respect to the Participant, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.
Other than as stated above and elsewhere in this Schedule 14N, there are no agreements, arrangements or understandings between the Participant or their affiliates and associates, and the Nominee or any other person or persons pursuant to which the nomination described herein is to be made and the Reporting Person and his affiliates and associates have no material interest in such nomination, including any anticipated benefit therefrom to the Reporting Person or any of his affiliates or associates.

(e)  Other than as stated above and elsewhere in this Schedule 14N, there are no (1) direct or indirect material interests in any contract or agreement between the Participant and/or the Issuer or any affiliate of the Issuer (including any employment agreement, collective bargaining agreement, or consulting agreement); (2) material pending or threatened legal proceedings in which the Participant is a party, involving the Issuer, any of its executive officers or directors, or any affiliate of the Issuer; and (3) other material relationships between the Participant, and/or the Issuer or any affiliate of the Issuer not otherwise disclosed herein.
(f)  The Participant is not publishing soliciting materials on any web site.
Item 7. Notice of Dissolution of Group or Termination of Shareholder Nomination
Not applicable.
Item 8. Signatures
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this notice on Schedule 14N is true, complete and correct.
Date: April 26, 2021

   /s/ Daniel Berger
   Daniel Berger

EXHIBIT A
OWNERSHIP OF THE ISSUERS SECURITIES BY EACH NOMINEE AND
REPORTING PERSON AS OF THE DATE HEREOF

Name    Number of
Common Stock      Percentage of
Ownership

Daniel Berger  100,000      0.83%

EXHIBIT B
TRANSACTIONS IN SECURITIES OF THE ISSUER
DURING THE PAST TWO YEARS

Name Nature of the
Transaction Amount of Securities Purchased /(Sold) Date of Transaction
Daniel W. Berger Purchased 5,636 10/4/2019
 Purchased 1,864 10/15/2019
 Sold -1,000 2/20/2020
 Sold -3,000 6/8/2020
 Sold -9,325 7/9/2020
 Purchased 600 11/10/2020
 Purchased 5,000 11/11/2019
 Purchased 620 11/12/2020
 Sold -1,220 11/13/2020
 Sold -1,550 11/20/2019
 Sold -100 11/21/2019
 Purchased 500 11/23/2020
 Sold -3,350 12/2/2019
 Purchased 250 12/3/2020
 Sold -37 12/3/2019
 Sold -350 12/7/2020
 Purchased 500 12/10/2020
 Purchased 711 12/14/2020
 Sold -175 12/14/2020
 Purchased 250 12/18/2020
 Purchased 250 12/21/2020
 Purchased 1,735 12/22/2020
 Sold -945 12/23/2020
 Sold -500 12/24/2020
 Purchased 1,125 12/30/2020
 Sold -3,363 12/31/2019
 Purchased 547 1/5/2021
 Sold -2,145 1/5/2021
 Purchased 475 1/6/2021
 Purchased 600 1/7/2021
 Sold -500 1/7/2021
 Purchased 450 1/11/2021
 Sold -1,000 1/11/2021
 Purchased 1,500 1/12/2021
 Purchased 2,426 1/13/2021
 Purchased 2,775 1/14/2021
 Sold -500 1/14/2021
 Purchased 1,467 1/15/2021
 Sold 1,400 1/15/2021
 Purchased 102 1/20/2021
 Sold -2,636 1/20/2021
 Purchased 835 1/25/2021
 Sold -600 1/25/2021
 Purchased 1,325 1/26/2021
 Purchased 725 1/27/2021
 Purchased 433 1/28/2021
 Purchased 200 2/1/2021
 Sold -7,100 2/1/2021
 Purchased 1,325 2/3/2021
 Purchased 4,433 2/5/2021
 Purchased 6,035 2/8/2021
 Sold -4,665 2/8/2021
 Purchased 3,440 2/9/2021
 Purchased 2,800 2/10/2021
 Sold -2,500 2/10/2021
 Purchased 6,920 2/11/2021
 Purchased 4,765 2/12/2021
 Purchased 400 2/16/2021
 Sold -300 2/16/2021
 Purchased 1,555 2/17/2021
 Sold -2,000 2/17/2021
 Sold -5,785 2/19/2021
 Purchased 550 2/22/2021
 Sold -1,000 2/22/2021
 Purchased 7,875 2/23/2021
 Purchased 1,620 2/24/2021
 Sold -600 2/24/2021
 Purchased 1,785 2/26/2021
 Purchased 1,985 3/1/2021
 Purchased 4,030 3/2/2021
 Purchased 3,735 3/3/2021
 Purchased 8,592 3/4/2021
 Sold -3,070 3/5/2021
 Purchased 4,804 3/8/3021
 Sold -200 3/9/2021
 Purchased 2,696 3/10/2021
 Sold -1,000 3/10/2021
 Purchased 2,182 3/11/2021
 Sold -1,017 3/11/2021
 Purchased 9,165 3/12/2021
 Sold -800 3/12/2021
 Purchased 1,074 3/15/2021
 Sold -1,500 3/15/2021
 Purchased 3,175 3/16/2021
 Sold -500 3/16/2021
 Purchased 3,131 3/17/2021
 Sold -2 3/17/2021
 Purchased 3,738 3/18/2021
 Sold -458 3/19/2021
 Purchased 83 3/19/2021
 Sold -3,000 3/22/2021
 Purchased 575 3/23/2021
 Purchased 5,367 3/24/2021
 Purchased 1,885 3/25/2021
 Purchased 200 3/26/2021
 Sold -13,750 3/26/2021
 Purchased 2,393 3/29/2021
 Purchased 1,150 3/30/2021
 Purchased 500 3/31/2021
 Purchased 1,650 3/31/2021
 Purchased 1,229 4/1/2021
 Sold -825 4/1/2021
 Purchased 2,370 4/5/2021
 Purchased 675 4/6/2021
 Purchased 300 4/8/2021
 Purchased 610 4/9/2021
 Purchased 1,800 4/12/2021
 Purchased 1,000 4/13/2021
 Sold -1,000 4/13/2021
 Purchased 825 4/14/2021
 Purchased 950 4/15/2021
 Purchased 5,015 4/16/2021
 Purchased 200 4/19/2021
 Sold -1,900 4/19/2021
 Purchased 2,860 4/20/2021
 Purchased 1,300 4/21/2021
 Sold -500 4/21/2021
 Sold -2,000 4/22/2021
 Purchased 2,610 4/23/2021

 Net Total Purchased 79,715